Exhibit 4.2

March 22, 2018

Wynn Family Limited Partnership

600 Brickell Ave, Suite 3100

Miami, FL 33131

Re: Registration Rights Agreement Waiver

Dear Sir or Madam:

Reference is made to that certain Registration Rights Agreement (the “Agreement”), dated as of March 20, 2018, between Wynn Resorts, Limited (the “Company”), Wynn Family Limited Partnership (“WFLP”) and each of the other parties named therein. Capitalized terms used but not defined in this letter agreement have the meaning set forth in the Agreement.

Pursuant to Section 2.3 of the Agreement and as further set forth therein, if the Company proposes to file any Piggyback Registration Statement, then the Company shall give written notice of such proposed filing to the Holders as soon as practicable (but in no event less than fifteen (15) days before the anticipated filing date), and each Holder may elect to include its Registrable Securities in such Piggy-Back Registration by delivering written notice of such election (including the number of shares of Registrable Securities it desires to include) within fifteen (15) days of receipt of the Piggy-Back Notice. WFLP hereby waives its rights to written notice of, and to participate in, such Piggyback Registration under Section 2.3 of the Agreement with respect to the public offering for 5.3 million shares of Common Stock pursuant to the prospectus supplement dated March 22, 2018.

Pursuant to Section 2.15 of the Agreement, without the Company’s prior written consent, the Holders, collectively, shall not be permitted to sell more than an aggregate of 4,043,903 shares of Common Stock (as such number shall be adjusted for any conversion, dividend, stock-split, distribution or exchange, merger, consolidation, exchange, recapitalization or reclassification or similar transactions affecting such shares) pursuant to any Shelf Registration Statement, Demand Registration Statement or Piggy-Back Registration Statement in any quarter ending after the date of the Agreement. As required by Section 2.15 of the Agreement, the Company hereby consents to the sale by WFLP of more than an aggregate of 4,043,903 shares of Common Stock pursuant to (a) that certain Stock Purchase Agreement, dated as of March 22, 2018, by and between WFLP and each of the purchasers set forth in Appendix A thereto advised by T. Rowe Price Associates, Inc., pursuant to which WFLP intends to sell aggregate of 3,026,708 shares of Common Stock and (b) that certain Stock Purchase Agreement, dated as of March 22, 2018, by and between WFLP and each of the purchasers set forth in Schedule A thereto, pursuant to which WFLP intends to sell an aggregate of 5,000,000 shares of Common Stock.

This letter agreement, and all rights and remedies in connection therewith, will be governed by, and construed under, the laws of the State of Nevada, without regard to otherwise governing principles of conflicts of law (whether of the State of Nevada or otherwise) that would result in the application of the laws of any other jurisdiction. This letter agreement may be amended, waived, changed or modified only by a written instrument signed by the undersigned and the Company. This letter agreement may be executed in any number of counterparts (including facsimile counterparts) all of which together shall constitute a single instrument.

[Signature Page Follows]

Sincerely yours,

Wynn Resorts, Limited

/s/ Kim Sinatra
Name: Kim Sinatra
Title: EVP

ACKNOWLEDGED AND AGREED:

Wynn Family Limited Partnership

By: Wynn GP, LLC, its general partner

By: Stephen A. Wynn Revocable Trust

U/D/T Dated June 24, 2010, its manager

By:	/s/ Stephen A. Wynn
Name:	Stephen A. Wynn
Title:	Trustee